UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MID PENN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE

(Title of Class of Securities)

59540G107

(CUSIP Number)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59540G107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Inter Vivos Trust for the benefit of Ruth Gilbert McCarty and Anna C. Gilbert Woodside
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting person: 177,386
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 59540G107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mid Penn Bank, Trust Department (through its nominee, NEBCO, a general partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Commonwealth of Pennsylvania, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 177,386(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power: 177,386(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting person: 177,386
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) BK

(1)	The trustee, Mid Penn Bank through NEBCO, a general partnership acting as nominee for the trust department, retains sole investment power of the trust. Pursuant to the trust instrument, shares of Mid Penn Bancorp, Inc. held by the trust are voted pursuant to the terms of the trust by the decision of a majority of the three longest-serving directors of Mid Penn Bank.

Item 1.	(a)	Name of Issuer : MID PENN BANCORP, INC.

	(b)	Address of Issuer’s Principal Executive Offices: 349 UNION STREET, MILLERSBURG, PENNSYLVANIA 17061

Item 2.	(a)	Name of Person Filing: (i) Inter Vivos Trust, for the benefit of Ruth Gilbert McCarty & Anna C. Gilbert Woodside (ii) Mid Penn Bank, Trust Department

	(b)	Address of Principal Business Office or, if none, Residence: c/o MID PENN BANCORP, INC. 349 UNION STREET, MILLERSBURG, PENNSYLVANIA 17061

	(c)	Citizenship: PENNSYLVANIA

	(d)	Title of Class of Securities: COMMON STOCK, $1.00 PAR VALUE PER SHARE

	(e)	CUSIP Number: 59540G10 7

Item 3.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Inter Vivos Trust, for the benefit of Ruth Gilbert McCarty & Anna C. Gilbert Woodside

	(a)	Amount beneficially owned: 177,386

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 0

B.	Mid Penn Bank, Trust Department

	(a)	Amount beneficially owned: 177,386

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 177,386

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 177,386

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010

INTER VIVOS TRUST, FOR THE BENEFIT OF RUTH GILBERT MCCARTY & ANNA C. GILBERT WOODSIDE

By:	/S/ RORY G. RITRIEVI
Rory G. Ritrievi, as President & Chief Executive Officer of the Trustee

MID PENN BANK

/S/ RORY G. RITRIEVI
Rory G. Ritrievi, as President & Chief Executive Officer of Mid Penn Bank

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated March 26, 2010, as amended, containing the information required by Schedule 13G for the shares of common stock, $1.00 par value per share, of Mid Penn Bancorp, Inc. held by the Inter Vivos Trust for the benefit of Ruth Gilbert McCarty and Anna C. Gilbert Woodside and controlled by its trustee, the trust department of Mid Penn Bank, doing business through its nominee, NEBCO, a general partnership.

Dated: April 30, 2010

INTER VIVOS TRUST, FOR THE BENEFIT OF RUTH GILBERT MCCARTY & ANNA C. GILBERT WOODSIDE

By:	/S/ RORY G. RITRIEVI
Rory G. Ritrievi, as President & Chief Executive Officer of the Trustee

MID PENN BANK

/S/ RORY G. RITRIEVI
Rory G. Ritrievi, as President & Chief Executive Officer of Mid Penn Bank